UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 22, 2007

HERITAGE COMMERCE CORP

(Exact name of registrant as specified in its charter)

California	000-23877	77-0469558
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

150 Almaden Boulevard, San Jose, California	95113
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (408) 947-6900

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Solicting material pursuant to Rule 14a-12 under the Exchnage Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 5.02 - Departure of Directors or Principal Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On March 23, 2007, in the ordinary course of executive compensation actions, the Heritage Commerce Corp Compensation Committee and Board of Directors approved increases in the base salary of the following executive officers who will be the "named executive officers" for purposes of the Company's proxy statement for the 2007 annual shareholders meeting, as follows:

Name	Title	New Salary
Walter Kaczmarek	President & Chief Executive Officer	$324,000
Raymond Parker	Executive Vice President/Banking Division	$243,200
Lawrence McGovern	Executive Vice President/Chief Financial Officer	$215,000
Richard Hagarty	Executive Vice President/Chief Credit Officer	$158,000
William Del Biaggio, Jr.	Executive Vice President/Community Relations	$162,000

In addition, The Heritage Commerce Corp Compensation Committee and Board of Directors approved revisions to the compensation for members of the Board of Directors. Each Board member will receive an annual retainer of $27,000. The chairman of the Board's various committees will receive an additional retainer, as follows:

Audit Committee, Investment Committee and Loan Committee	$3,500
Compensation Committee	$3,000
All other committees	$2,500

The Chairman of the Board will receive an additional retainer of $8,500.

Committee members and committee chairman will also receive meeting fees for each meeting attended, as follows:

	Chairman	Full Meeting	Telephonic
Audit Committee, Investment Committee and Loan Committee	$1,100	$1,000	$500
Compensation Committee	$1,000	$900	$450
All other committees	$900	$800	$400

Directors will also be entitled to annual grants of stock options as follows:

Board Chairman	4,500-5,500
Committee Chairman	3,500-4,500
Board members (non-chairman)	3,000-4,000

Each of the above compensation changes is effective as of April 1, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HERITAGE COMMERCE CORP

DATED: March 26, 2007

/s/ Lawrence D. McGovern

Lawrence D. McGovern

Executive Vice President and Chief Financial Officer